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SEC FILE NUMBER
8 - 45640

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2013 (MM/DD/YY) AND ENDING 6/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KA Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 Avenue of the Stars, Third Floor
(No. and Street)

Los Angeles	California	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Stapleton — (310) 284-5520
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name -- *if individual, state last, first, middle name*)

601 South Figueroa Street	Los Angeles	CA	90017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/3/14

9/2/14

OATH OR AFFIRMATION

I, Paul Stapleton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KA Associates Inc., as of 30-Jun ,20 14 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Garrett Andrew Torres

Notary Public

See Attached

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California
County of Los Angeles } SS.

Subscribed and sworn to (or affirmed) before me on this 29 day of August, 2014, by Paul Stapleton, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

GARRETT ANDREW TORRES
COMM. # 1978746
NOTARY PUBLIC-CALIFORNIA
COUNTY OF LOS ANGELES
MY COMM. EXP. MAY 19, 2016

PLACE NOTARY SEAL IN ABOVE SPACE

NOTARY'S SIGNATURE

OPTIONAL INFORMATION

The information below is optional. However, it may prove valuable and could prevent fraudulent attachment of this form to an unauthorized document.

CAPACITY CLAIMED BY SIGNER (PRINCIPAL)

- ☐ INDIVIDUAL
- ☒ CORPORATE OFFICER CFO (TITLE(S))
- ☐ PARTNER(S)
- ☐ ATTORNEY-IN-FACT
- ☐ TRUSTEE(S)
- ☐ GUARDIAN/CONSERVATOR
- ☐ OTHER:

DESCRIPTION OF ATTACHED DOCUMENT

Oath or Affirmation
TITLE OR TYPE OF DOCUMENT

2
NUMBER OF PAGES

6/30/14
DATE OF DOCUMENT

OTHER

ABSENT SIGNER (PRINCIPAL) IS REPRESENTING:
NAME OF PERSON(S) OR ENTITY(IES)

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KA Associates, Inc.
Statement of Financial Condition
June 30, 2014

KA Associates, Inc.
Index
June 30, 2014

Report of Independent Registered Public Accounting Firm

To the board of directors and stockholders of KA Associates, Inc.

We have audited the accompanying statement of financial condition of KA Associates, Inc. (the "Company") as of June 30, 2014. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial condition of KA Associates, Inc. at June 30, 2014 in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As described in Note 2 to the statement of financial condition, the Company has restated its 2013 statement of financial condition as of June 30, 2013 from the amounts previously reported on by other auditors. We also have audited the restatement to the 2013 statement of financial condition to correct for errors, as described in Note 2. In our opinion, such adjustments are appropriate and have been properly applied. As the prior period statement of financial condition has not been presented herein, the restatement has been effected as an adjustment to the July 1, 2013 beginning stockholders' equity and beginning of year cash at broker balances. Our opinion is not modified with respect to this matter.

PricewaterhouseCoopers LLP

August 29, 2014

PricewaterhouseCoopers LLP, 601 S. Figueroa St., 9th Floor, Los Angeles, CA 90017
T: (213) 356 6000, F: (813) 637-4444, www.pwc.com/us

KA Associates, Inc.
Statement of Financial Condition
June 30, 2014

Assets		
Cash at broker	$	42,663
Investment in limited partnership, at fair value		940,946
Commissions receivable		5,594
Prepaid expenses		7,040
Due from related party		4,000
	$	1,000,243
Liabilities and Stockholders' Equity		
Liabilities		
Due to related party	$	36,679
Accrued expenses		3,317
Total liabilities		39,996
Stockholders' equity		
Common stock, no par value; authorized, issued and outstanding 7,225 shares		219,285
Retained earnings		740,962
Total stockholders' equity		960,247
	$	1,000,243

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
KA Associates, Inc. (the "Company") is a corporation organized under the laws of the state of Nevada on January 25, 1993. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an introducing broker dealer and clears its securities transactions on a fully disclosed basis with a clearing broker.

Basis of Presentation
The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition
Commission and interest sharing revenue and related clearing charges on customers' introduced trades and accounts are recorded on an accrual basis of accounting. Syndicate revenues are recorded on a trade date basis and when the income is reasonably determinable.

Fair Value - Definition and Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the

inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Fair Value – Valuation Techniques and Inputs
Investment in Limited Partnership
Investments in limited partnerships are valued, as a practical expedient, utilizing the net asset valuations provided by the underlying limited partnerships, without adjustment, when the net asset valuations of the investments are calculated (or adjusted by the Company if necessary) in a manner consistent with GAAP for investment companies. The Company applies the practical expedient to its investment in limited partnership unless it is probable that the Company will sell a portion of the investment at an amount different from the net asset valuation. If it is probable that the Company will sell an investment at an amount different from the net asset valuation or in other situations where the practical expedient is not available, the Company considers other factors in addition to the net asset valuation, such as features of the investment, including subscription and redemption rights, expected discounted cash flows, transactions in the secondary market, bids received from potential buyers, and overall market conditions in its determination of fair value.

Investments in limited partnerships are included in Levels 2 or 3 of the fair value hierarchy. In determining the level, the Company considers the length of time until the investment is redeemable, including notice and lock-up periods or any other restriction on the disposition of the investment. The Company also considers the nature of the portfolios of the underlying limited partnerships and their ability to liquidate their underlying investments. If the Company has the ability to redeem its investment at the reported net asset valuation as of the measurement date, the investment is generally included in Level 2 of the fair value hierarchy. If the Company does not know when it will have the ability to redeem the investment or it does not have the ability to redeem its investment in the near term, the investment is included in Level 3 of the fair value hierarchy.

Commissions Receivable
Commissions receivable represent commissions earned by the Company from brokerage transactions not yet received from the clearing brokers. No allowance was deemed necessary as of June 30, 2014 since the Company has determined all commissions receivable to be collectible.

Income Taxes
The Company has elected S Corporation status for federal and state tax purposes whereby taxable income is reported by the Company's stockholders. The Company is subject to California state franchise tax at the rate of 1.5% of taxable income.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company determined that no reserve is required at June 30, 2014. As of June 30, 2014, the Company remains subject to examination by various tax jurisdictions for the year 2011 and going forward. There are currently no examinations being conducted of the Company by the Internal Revenue Service or any other taxing authority.

Use of Estimates
The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
This financial statement was approved by management and available for issuance on August 29, 2014. On July 31, 2014 the Company withdrew $150,000 from the investment in limited partnership. An additional withdrawal of $350,000 from the investment in limited partnership was requested on August 18, 2014.

2. Restatement of the 2013 statement of financial condition

The statement of financial condition as of June 30, 2013, not presented herein, were audited by other independent auditors, whose report dated August 14, 2013 expressed an unqualified opinion on statement of financial condition. The Company has restated the June 30, statement of financial condition to reflect the correction of three errors: i) an error related to syndicate revenue not recorded in 2013, ii) an overstatement of professional and consulting fees in 2013, and iii) an under accrual of regulatory expense in 2013. As a result of these corrections, the following adjustments have been made to the previously reported statement of financial condition as of June 30, 2013:

	Balance as of June 30, 2013, as previously reported	Adjustments		Balance as of July 1, 2013, as restated
Cash at broker	$ 313,752	$ 20,923	A	$ 334,675
Prepaid expenses	-	13,000	B	13,000
Accrued expenses	2,262	(5,299)	C	(3,037)
Stockholders' equity	967,325	39,222		1,006,547
Net Capital under Rule 15c3-1	265,149	26,222	D	291,371
Excess Net Capital Required under 15c3-1	260,149	26,222	D	286,371
Percentage of Aggregated Indebtedness to Net Capital	19.80%	-3.60%	D	16.20%

A – Adjusted to correct understatement of $26,472 for syndicate revenue less $5,549 for payment of accrued clearance charges.
B – Adjusted to correct the understatement of $13,000 for prepaid audit fees.
C – Adjusted to correct the overstatement of $5,549 for accrued clearance charges less $250 for an accrual for professional fees.
D – Adjusted to correct the errors impacting the Net Capital computations.

As the prior period statement of financial condition have not been presented herein, the restatement has been effected as adjustments to beginning stockholders' equity and beginning of year cash at broker balances. These adjustments were audited in connection with the audit of the June 30, 2014 statement of financial condition.

3. Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets and liabilities measured at fair value as of June 30, 2014:

(in thousands)	Level 1	Level 2	Level 3	Total
Assets				
Investment in limited partnership, at fair value	$ -	$ 941	$ -	$ 941

4. Concentrations of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the

creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash balance in one financial institution. This balance is insured by the Federal Deposit Insurance Corporation up to $250,000.

5. Contingencies

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to J.P. Morgan Clearing Corporation, its clearing broker, on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

6. Related-Party Transactions

The Company is charged an allocation of expenses related to personnel, office facilities and equipment, and other general operating services that are borne by a company related by common ownership, Kayne Anderson Capital Advisors, L.P. ("KACALP"). For the year ended June 30, 2014, expenses allocated from this related party totaled $137,000.

The Company holds an investment balance of $940,946, included in investment in limited partnership on the statement of financial condition that is managed by KACALP as of June 30, 2014.

For the year ended June 30, 2014, approximately 16% of the Company's commission revenues were from introducing trades of shareholders and KACALP employees.

The Company occasionally participates as a selling group member in a secondary offering of KACALP related closed-end funds. For the shares that it places, the Company earns syndication revenue. During the year ended June 30, 2014, the Company earned $12,900 for acting in this capacity. As it relates to the restatement of prior year financial statement described in Note 2, the Company also received revenue of $26,472 for the year ended June 30, 2013.

KACALP also reimburses the Company for private placement fees. The clearing broker charges the Company fees for recording customers' initial investment in KACALP private limited partnerships. Fees are also charged on all subsequent contributions and withdrawals. The amount of reimbursement was $13,300 for the year ended June 30, 2014. As of year-end, $4,000 is due from KACALP.

7. Regulatory Requirements

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2014, the Company's net capital was $8,261 which was $3,261 in excess of its minimum requirement of $5,000.

8. Exemption From Rule 15c3-3(k)(2)(ii)

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3(k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".